U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
001-31852
NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the Quarterly Period Ended September 30, 2006

Part I Registrant Information

Full Name of Registrant: CASTLEGUARD ENERGY, INC.

Address of Principal Executive Office (Street and Number)

17768 Preston Road
Dallas, Texas 75252

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III Narrative

      The Report on Form 10-Q for Castleguard Energy, Inc., (the Company) for the quarterly period ended September 30, 2006, is due to be filed on November 14, 2006. The Company needs additional time to complete its review of its financial statemen, in order to file an accurate quarterly report. The Company expects that its Form 10-Q will be filed on or before November 20, 2006.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Harvey Jury	(214) 647-2110

      (2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

      (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[ X] No

CASTLEGUARD ENERGY, INC.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006

Castleguard Energy, Inc.

/s/ Harvey Jury
Harvey Jury
Chief Executive and Financial Officer